SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 7, 2003

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Schroder Investment Management Limited
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Schroder Investment Management Limited have an interest in 19,462,891 shares which are held in portfolios managed by them on a discretionary basis for clients under investment management agreements.
Schroder Investment Management North America Inc, an affiliate company is managing a portfolio on a similar basis holding a further 2,300,000 shares. 4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
9,050,000
1,100,000
4,164,710
3,676,350
1,000,000
471,831
2,300,000
Chase Nominees Ltd for Schroder Unit Trusts Ltd.
Chase Nominees Limited
Mineworkers Pension Scheme A/C R
British Coal Superannuation Scheme A/C P
Nortrust Nominees Limited
Chase Manhattan Bank
Chase Nominees for Schroder Investment Management North
America Inc.
5 Number of shares/amount of stock acquired:
243,400
6 Percentage of issued class:
0.23%
7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:
Ordinary 2p
10 Date of transaction:
30th July 2003
11 Date company informed:
4th August 2003
12 Total holding following this notification:
21,762,891
13 Total percentage holding of issued class following this notification:
20.83%
14 Contact name for queries:
Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official responsible for making notification:
Tejaswini Salvi
17 Date of notification:
6th August 2003
 SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 7, 2003              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel